VCP ADVISORS, LLC

FINANCIAL STATEMENTS

JUNE 30, 2017

VCP ADVISORS LLC
TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1, 2016** (MM/DD/YY) AND ENDING **June 30, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

VCP ADVISORS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue – 4th Floor
New York, NY 10017

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name - *if individual, state last, first, middle name*)

300 Tice Blvd, Suite 315	Woodcliff Lake	NJ	07677
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FOR OFFICIAL USE ONLY

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VCP Advisors LLC** as of **JUNE 30, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

_____
Signature

Chief Financial Officer
Title



Notary Public

DAWN WASMUND-RINGER
Notary Public, State of New York
Qualified in Erie County
Reg. No. 01WA6087728
My Commission Expires Feb. 24, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
VCP Advisors, LLC

We have audited the accompanying statement of financial condition of VCP Advisors, LLC (the "Company"), as of June 30, 2017, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

August 28, 2017

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

VCP ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS		
Cash	$	64,116
Accounts receivable		335,429
Prepaid expenses		5,575
Security deposit		3,500
TOTAL ASSETS	**$**	**408,620**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable & accrued expenses	$	5,048
Total current liabilities		**5,048**
Member's equity		
Member's equity		403,572
Total member's equity		**403,572**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**408,620**

See accompanying notes to the financial statements.

VCP ADVISORS LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2017

Revenue	
Placement fees	$ 335,417
Advisory fees	228,833
Other income	3,386
	567,636
Expenses	
Employee compensation and payroll taxes	345,547
Consulting fees	37,500
Professional fees	16,600
Rent	47,677
Regulatory and compliance	6,454
Communications	7,494
Travel and entertainment	18,523
Other operating expenses	645
	480,440
Net income	**$ 87,196**

See accompanying notes to the financial statements.

VCP ADVISORS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2017

	Member's Equity
Balance at July 1, 2016	$ 77,450
Net income	87,196
Capital Contributions	238,926
Balance at June 30, 2017	$ 403,572

See accompanying notes to the financial statements.

VCP ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2017

Cash flows from operating activities:		
Net income	$	87,196
Adjustments to reconcile net income to net cash flows used in operating activites:		
non cash portion of expense sharing agreement		14,268
(Increase) decrease in operating assets:		
Accounts receivable		(310,430)
Prepaid expenses		(4,285)
Increase (decrease) in operating liabilities:		
Accrued expenses		(7,819)
Accounts payable & accrued expenses		4,292
Deferred advisory fees		(13,334)
Net cash used in operating activities		(230,112)
Cash flows from financing activities:		
Capital contributions		224,659
Net cash provided by financing activities		224,659
Net decrease in cash		(5,453)
Cash, beginning of year		69,569
Cash, end of year	$	64,116
Noncash investing and financing activities:		
Expenses paid by member on behalf of Company included as member contributions	$	14,268

See accompanying notes to the financial statements.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

VCP Advisors LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on April 23, 2014. The Company was organized on August 9, 2013 in the State of New York and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in New York and its sole member is VCP Advisors Limited (the "Parent"), a foreign company. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

Investment banking revenues, which include fees earned from placement services and corporate finance consulting, are recognized when the transaction closes and realization is reasonably assured. Upfront fees or advance payments received from customers are deferred and recognized as revenue when services are provided.

Income Taxes

The Company has elected to be taxed as a C-Corporation pursuant to the Internal Revenue Code and applicable state laws. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Income tax expense is based on income reported in the accompanying statements of operations adjusted for differences that will enter into computation of taxes payable under applicable tax laws.

Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Temporary differences giving aris to the deferred tax asset consist primarily of the excess of depreciation for tax purposes over the amount for financial reporting purposes and operating loss carry-forwards available to offset future taxable income. Deferred tax assets and liabilities are identified separately as current or noncurrent based on the classification of the related asset or liability. A deferred tax asset or liability not associated with an asset or liability for financial reporting purposes is classified as current or noncurrent according to the expected reversal date of the temporary difference.

The Company accounts for certain tax positions in accordance with the Income Tax Topic of the FASB – Accounting Standards Codification. The Income Taxes Topic of the FASB - Accounting Standards Codification prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. It also provides guidance related to uncertain tax positions such as recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through August 28, 2017, which is the date the financial statements were available to be issued.

2) **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

The Company adopted the Financial Accounting Standards ("FASB") Accounting Standards Update 2014-15 (ASU 2014-15) "Presentation of Financial Statements – Going Concern". The amendment in this update provides guidance concerning management's responsibility to evaluate an entity's ability to continue as a going concern.

3) **RELATED PARTY TRANSACTIONS**

Pursuant to an expense sharing agreement (the "Agreement") dated April 2, 2014, the sole member allocates support services for the Company including, among others, employee compensation, office space, group insurance, and communications in the normal course of business.

The Company pays a monthly fee in relation to the Agreement. For the year ended June 30, 2017, fees charged by the sole member totaled $14,268 and as of June 30, 2017 there was no inter-company payable.

4) **CONCENTRATIONS OF RISK**

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of June 30, 2017, there were no uninsured balances.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer. One customer accounted for 100% of the Company's private placement fees as well as the accounts receivable for the year ended June 30, 2017.

5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2017, the Company had net capital of $59,068 which is $54,068 in excess of required net capital of $5,000. The Company's net capital ratio at June 30, 2017 is 0.0855 to 1.

5) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

6) RENT EXPENSE

The Company currently is leasing its premises on a month to month basis beginning February 2, 2015. Rent expense for the year ended June 30, 2016 amounted to $47,677.

7) INDEMNIFICATIONS

In normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8)   **INCOME TAXES**

Available net operating loss carry forwards were sufficient to offset taxable income for the year ended June 30, 2017, accordingly no income tax provisions has been provided in the accompanying financial statements. The Company has a federal net operating loss carry forward of approximately $621,000, and the related deferred tax asset has been fully allowed for at June 30, 2017.

The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The June 30, 2014, 2015 and 2016 tax years of the Company remains subject to examination by US Federal and certain state and local tax authorities.

VCP ADVISORS LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED JUNE 30, 2017

Total member's equity		$	403,572
Non-allowable assets, deductions and charges:			
Accounts receivable	335,429		
Prepaid Expenses	5,575		
Security Deposit	3,500		
Total non-allowable assets, deductions and charges			344,504
Net capital		$	59,068
Computation of basic net capital requirements			
Minimum net capital required (6 2/3% of aggregate indebtedness)		$	336
Minimum dollar net capital requirement			5,000
Minimum capital required			5,000
Excess net capital		$	54,068
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$	58,563
Computation of aggregate indebtedness			
Total aggregate indebtedness in the statement of financial condition		$	5,048
Percentage of aggregate indebtedness to net capital			9%
Ratio of aggregate indebtedness to net capital			0.0855 to 1

RECONCILIATION OF NET CAPITAL

Net capital as reported in the Company's unaudited FOCUS Form X-17A-5	$	59,068
Adjustment to net worth, fee income		(670,833)
Adjustment to non-allowable accounts receivable		670,833
NET CAPITAL, AS ADJUSTED	$	59,068

See Report of Independent Registered Public Accounting Firm and accompaning notes.

VCP ADVISORS LLC
SCHEDULE OF INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED JUNE 30, 2017

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See Report of Independent Registered Public Accounting Firm and accompaning notes.

VCP ADVISORS LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED JUNE 30, 2017

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Managing Member
VCP Advisors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) VCP Advisors, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended June 30, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

August 28, 2017

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

VCP/ADVISORS

VCP Advisors LLC
535 5th Avenue
New York, 10017
USA

EXEMPTION REPORT

VCP Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision for the year ended June 30, 2017 without exception.

VCP Advisors LLC

Chief Financial Officer

August 28, 2017

535 5th Avenue, New York, 10017, USA
Telephone +1 (646) 274 1280

VCP Advisors LLC
Member FINRA / SIPC

PKF

O'CONNOR
DAVIES

ACCOUNTANTS AND ADVISORS

**Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation**

To the Managing Member
VCP Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7B) of the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2017, which were agreed to by VCP Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating VCP Advisors, LLC's compliance with the applicable instructions of Form SIPC-7B. VCP Advisors, LLC's management is responsible for VCP Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement record entries and copies of the supporting cancelled checks, noting no differences;

2. Compared the amounts reported on the financial statements included in the Annual Report (formerly the audited Form X-17A-5) for the year ended June 30, 2017, as applicable, with the amounts reported in Form SIPC-7B for the year ended June 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7B with supporting revenue schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related revenue schedules and working papers supporting the adjustments, noting no differences.

5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7B on which it was originally computed, no overpayment noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies, LLP

August 28, 2017

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

VCP ADVISORS LLC
SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED JUNE 30, 2017

Revenue
Total revenue (Focus line 12/Part IIA Line 9) $ 1,238,469

Deductions   -

SIPC net operating revenue $ 1,238,469

SIPC general assessment
at .0025 (Quarter 3 and Quarter 4 - 2016) $ 400
at .0015 (Quarter 1 and Quarter 2 - 2017)   1,618
                                                              $ 2,018

Less: Payment due January 2017   400

Assessment balance due July 2017 $ 1,618